SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Timberline Resources Corporation
(Name of Issuer)

Shares of Common Stock, par value $0.001
(Title of Class of Securities)

887133205
 (CUSIP Number)

Giulio Bonifacio
Suite 1238, 200 Granville Street
 Vancouver, BC V6C 1S4
(604) 683-8992
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 887133205

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Giulio Bonifacio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,500,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,500,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.17%

14	TYPE OF REPORTING PERSON*
IN

Item 1.  Security and Issuer.
--------   -------------------
Shares of Common Stock, par value $0.001
Timberline Resources Corporation
101 E. Lakeside, Coeur d'Alene, Idaho 83814
CUSIP No. 887133205

Item 2.  Identity and Background.
--------   -----------------------
(a)	Name: Giulio Bonifacio ("Bonifacio")
(b)	Business address: Suite 1238, 200 Granville Street, Vancouver, BC V6C 1S4
(c)	Present occupation: President and Chief Executive Officer of Nevada Copper Corp. Mr. Bonifacio is also a director of the Issuer.
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: Canada

Item 3.  Source and Amount of Funds or Other Consideration.
--------   ------------------------------------------------
PF	The purchase price of $165,000 for the 1,100,000 units of the Issuer purchased by Mr. Bonifacio was paid to the Issuer in cash from his own personal funds.

Item 4.  Purpose of Transaction.
--------   ----------------------
Mr. Bonifacio acquired units of the Issuer on June 30, 2016, which included 1,100,000 shares of common stock and 1,100,000 warrants to acquire one share of common stock with an exercise price of $0.25 and an expiration date of May 31, 2019. Mr. Bonifacio acquired the units for his own personal investment purposes and not with a view to exercise control over the Issuer, either individually or jointly with any other person.

The issuer granted a vested option to purchase 600,000 shares of common stock to Mr. Bonifacio on July 6, 2016 pursuant to his appointment as a director of the Issuer. The Option has an exercise price of $0.40 per share and an expiration date of July 6, 2021.

Item 5.  Interest in Securities of the Issuer.
--------   ------------------------------------
(a) – (b) Mr. Bonifacio holds 800,000 shares of common stock of the Issuer (as 300,000 shares of common stock were sold in May of 2017), an option to purchase 600,000 shares of common stock at an exercise price of $0.40 per share and an expiration date of July 6, 2021 and 1,100,000 warrants to acquire one share of common stock with an exercise price of $0.25 and an expiration date of May 31, 2019.

Based on information provided by the Issuer, as of August 18, 2017 there were 33,146,952 shares of common stock outstanding and Mr. Bonifacio beneficial owned 7.17% of the issued and outstanding shares.

Mr. Bonifacio has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5, above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Except as set forth herein, Mr. Bonifacio has not engaged in any transactions in the shares of common stock during the past sixty days

(d) Not applicable

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------   ------------------------------------
Except as set forth in this Item 6 of this Schedule 13D, Mr. Bonifacio does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship.

The information set forth in Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
--------   ------------------------------------

1        Form of Warrant between the Issuer and Mr. Bonifacio, incorporated by reference to Exhibit 4.3 of  the Company's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2016.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:            August 25, 2017

                 /s/ Giulio Bonifacio
                 Giulio Bonifacio